

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 11, 2010

Via Facsimile ((919) 786-2200) and U.S. Mail

Robert H. Bergdolt, Esq.
DLA Piper LLP (USA)
4141 Parklane Avenue, Suite 300
Raleigh, North Carolina 27612

RE: **Wells Real Estate Investment Trust II, Inc.**
Schedule 14D-9 filed February 3, 2010
File No. 005-85183

Dear Mr. Bergdolt:

       We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Schedule 14D-9

Past Contacts, Transactions, page 2

1.   Please tell us why you need to qualify your disclosure in this section "to the knowledge of the Company." What prevents you from knowing and disclosing this information? Please explain or delete the qualifier. Also apply this comment to Item 6.

The Solicitation or Recommendation – Reasons for the Recommendation, page 3

2.   Please expand your disclosure of the reasons for your recommendation that security holders reject the offer. For example, (i) disclose in the first bullet point that security holders face a limited trading market and that you have suspended the share redemption

plan so security holders do not have many liquidity alternatives, (ii) clarify why the board believes the net asset value of the shares is higher than the offer price and disclose your estimated NAV, (iii) clarify the specific aspects of your "portfolio of properties, including the creditworthiness of its tenants, the schedule of lease expirations and geographic and tenant diversification" that support your recommendation, (iv) quantify the results of your discussions with your "management and the Company's outside advisors regarding the trading prices of listed real estate investments trusts relative to their net operating income and funds from operations," and (v) clarify that the offer conditions are subject to the bidder's "reasonable" discretion.

Closing Information

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions